

October 26, 2010

Mr. W. Derek Aylesworth
Chief Financial Officer
205 5th Ave. S.W., Suite 2200
Calgary, Alberta T2P 2V7

> **Re: Baytex Energy Trust**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **Form 6-K**
> **Filed March 19, 2010**
> **File No. 1-32754**

Dear Mr. Aylesworth:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2009

General

1.   We note that Exhibit's 99.2 and 99.3, which relate to the Audited Consolidated Financial Statements and Management's Discussion and Analysis, respectively, are incorporated by reference from a Form 6-K furnished on March 19, 2010. General Instructions B(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F. Information submitted on Form 6-K is considered furnished but not filed. Please amend your Form 40-F to attach and file your Consolidated Financial Statements and Management's Discussion and Analysis as exhibits. You may also refer to Rule 303(b) of Regulation S-T and Rule 12b-23 of the Exchange Act.

Form 6-K Filed March 19, 2010

Exhibit 99.1 – Annual Consolidated Financial Statement for the Years Ended December 31, 2009 and 2008

Reports of Independent Registered Chartered Accountants, pages 2 and 3

2.   The reports from your independent registered chartered accountant on your consolidated financial statements and your internal controls over financial reporting do not identify who is the chartered accountant. Please obtain and file revised reports that identify the independent registered chartered accountant.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

                                        Sincerely,

                                        Mark C. Shannon
                                        Branch Chief